1290 Avenue of the Americas

New York, NY 10104

Shane E. Daly

Counsel

212-314-3912(Tel.)

212-314-3959(Fax)

July 27, 2012

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4 listed in Appendix A

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments provided via telephone on July 11, 2012 to the above-referenced filings. In addition, we have made other changes to the supplement. We intend to file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	General Comments

a.	How many contract owners are affected by the offer?

Response

As of June 29, 2012, there are approximately 25,760 contracts eligible for the offer.

b.	What will be the average offer amount?

Response

As of June 29, 2012, the average offer amount is approximately $20,000.

c.	What will be the range of offer amounts as a percentage of contract value?

Response

The range of offer amounts as a percent of contract (account) value is 0.70% to over 100%. The 0.70% represents contracts where the offer equals the minimum offer of two times the GMDB/EEB fee. The high end of the range represents contracts where the death benefit significantly exceeds the account value.

d.	Do contract owners get an offer if they are not in the money?

Response

Yes. Contract owners that are not in the money will be offered the minimum offer amount described in the supplement (i.e. two times the GMDB/EEB fee).

e.	What are the factors used to determine the offer amount and does each factor make the offer amount go up or down? Is the formula fixed?

Response

The offer amount is calculated using a risk-neutral approach with regards to the current level of interest rates and it utilizes company expectations for mortality, withdrawals, dynamic lapses, and equity volatility.

The offer amount will differ by contract owner based on the circumstances of their contract, such as age, gender, contract duration, and relationship of the benefit base to the contract account value. This percentage will also differ as market conditions change.

The formula used is fixed, as the IFRS liability is calculated as the present value of future expected claims less the present value of future expected benefit charges. However, the inputs to this formula will change.

f.	Is any compensation paid to brokers?

Response

We are not offering compensation to broker-dealers in connection with this offer. However, if a contract owner accepts the offer, amounts added to his or her contract account value are eligible for future trail-based commission payments.

g.	Do commission-based brokers get compensated as well? If so, how much?

Response

See response to 1.f. Ongoing trail-based commission payments range from 0% to 1.20%.

h.	Please provide the Staff a copy of the letter that will accompany the supplement.

Response

Attached is a copy of the letter that will accompany the supplement.

i.	[Applicable to File No. 333-73121 only] – Please include the effective date on the cover page.

Response

The effective date of the filing will be included on the post-effective amendment.

2.	Comments on the Supplement

a.	Please bold the statements, “You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the death benefit options you previously elected will continue unchanged.”

Response

We have made this requested revision.

b.	Please provide a prototypical example of the offer amounts. For example, assume a 65 year old male with a contract value of $100,000. Show what the offer amounts would be if the death benefit, excluding the contract value, was $50,000… up to $200,000 in increments of $10,000. (You may consider picking a prototypical contract owner and value).

Response

We have made this requested revision and have based the example on a prototypical contract owner eligible for the offer.

c.	For convenience, please provide complete information about the GMDB, EEB, and the standard death benefit either in the supplement or in an appendix thereto.

Response

We have made this requested revision.

d.	Please explain how the amount added to the contract is treated relative to any living benefits or credit enhancements.

Response

Disclosure has been added to explain that the amount added to the contract is not eligible for any credit enhancements.

The supplement does not describe how the amount added to the contract is treated relative to any living benefits because the offer will not be made to contract owners who elected a living benefit. Consequently, contract owners who elected a living benefit will not receive the supplement.

e.	Please confirm supplementally the accuracy of your statement that “In general, as your contract value increases, the amount of your offer decreases.”

Response

We confirm that the above-referenced statement is accurate.

f.	Please include a Tandy representation.

Response

The Registrant will file with the Commission a letter including Tandy representations requested by the staff with the post-effective amendment.

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane E. Daly
Shane E. Daly

Cc: Christopher E. Palmer, Esq.

Appendix A

Registration Statement File Numbers	Post Effective Filing Number
(Separate Account No. 45)
33-83750 (811-08754)	39
333-64751) (811-08754)	28
333-61380 (811-08754)	17
333-73121 (811-08754)	23
(Separate Account No. 49)
333-05593 (811-07659)	60
333-64749) (811-07659)	56
333-60730 (811-07659)	36
333-31131 (811-07659)	48

Guaranteed Minimum Death Benefit and Earnings Enhancement Benefit Offer

This supplement describes an offer we are making to you in connection with your Accumulator® variable annuity contract death benefits. It contains important information that you should know before accepting this offer or taking any other action under your contract. You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the death benefit options you previously elected will continue unchanged. You should carefully read this supplement in conjunction with your Prospectus before making your decision regarding this offer. For a current offer amount, you can login to Online Account Access (“OAA”) by visiting www.axa-equitable.com. Additional information about this offer is available at www.axa-equitable.com/GMDBoffer. If you have any questions about this offer, contact your financial professional or call us directly at 1-866-638-0550.

Why am I receiving this offer?

You are receiving this offer because, at the time you purchased your contract, you elected a guaranteed minimum death benefit (“GMDB”). In addition, at the time you purchased your contract, you also may have elected the earnings enhancement benefit (“EEB”), also referred to as “Protection PlusSM”.

What is this offer? How does this offer work?

For a limited time, we are offering to increase your contract’s account value in return for terminating both your GMDB (and EEB, if applicable) and your standard death benefit. Upon termination of your GMDB (and EEB, if applicable) you would no longer pay the annual charges for the GMDB and EEB. In addition, the standard death benefit, which is equal to your total contributions to the contract adjusted for any withdrawals you make (including any applicable withdrawal charges), and any taxes that apply, would be terminated and the amount payable to your beneficiaries would be equal to your contract’s account value, which could be less than your net contributions. For additional information about the GMDB, EEB, and standard death benefit see the Appendix to this supplement.

While the charges for the GMDB and EEB would cease, you should be aware that the annual percentage rate we charge for separate account expenses would remain the same if you accept this offer. This means that you would continue to pay the same annual percentage rate for separate account expenses as contract owners that have the standard death benefit, even though you would no longer have the standard death benefit.

An offer letter is included with this supplement. You have a limited time period to accept this offer. The offer letter indicates the deadline by which you can accept this offer. You can only accept this offer in its entirety. If we do not receive your acceptance before the offer expires, we will consider you to have rejected this offer.

Why is AXA Equitable making this offer?

We are making this offer because high market volatility, declines in the equity markets, and the low interest rate environment make continuing to provide these guaranteed benefits costly to us. We believe this offer can be mutually beneficial to both us and contract owners who no longer need or want the GMDB, EEB or the standard death benefit. If you accept this offer, we would gain a financial benefit because we would no longer incur the cost of maintaining expensive reserves for these guaranteed benefits. You would benefit because you would receive an increase in your contract’s account value and your GMDB and EEB charges would cease.

How does AXA Equitable determine the offer amount? How much would be added to my contract’s account value?

We determine the offer amount using standard actuarial calculations for determining contract reserves. In general, the contract reserve for these types of benefits is the difference between the present value of expected benefit claims less the present value of expected benefit charges. For each benefit, we calculate the actuarial value of your GMDB and EEB separately. The amount of the offer is approximately 70% of this actuarial valuation. Each of the benefit calculations is subject to a minimum offer. We calculate the total offer amount as the sum of the two benefit calculations, after applying the minimum to each.

The minimum offer amount for the GMDB is equal to the annual percentage rate of the GMDB charge multiplied by the GMDB benefit base as of the close of the business day immediately prior to the business day we process your acceptance of this offer, multiplied by two. The minimum offer amount for the EEB (if you have the EEB) is equal to the annual percentage rate of the EEB charge multiplied by the contract account value as of the close of the business day immediately prior to the business day we process your acceptance of this offer, multiplied by two. If the calculated actuarial value is less than the minimum offer amount, you will receive the minimum offer amount. The actuarial value takes into account:

•	The owner/annuitant’s life expectancy (based on gender and age);

•	The current and projected contract account value; and

•	The current and projected GMDB/EEB benefit.

The offer letter included with this supplement indicates the amount of our offer to you as of the date specified in the letter. The offer amount will change each business day because the factors that we use to determine our reserve for these types of benefits change. For example, in determining your current and projected GMDB/EEB benefit, we consider a number of factors including your contract’s current account value, your current allocation of contract assets among the investment options, and interest rates. As these factors change, the amount of our offer changes. Therefore, the exact amount you receive may be more or less than the offer amount quoted to you in our offer letter and will depend on current market conditions and any changes in our estimate of your current and projected contract account value and GMDB/EEB benefit when we determine the amount to be added to your contract’s account value. In general, as your contract account value increases, the amount of the offer decreases. Similarly, as your contract account value decreases, the amount of the offer increases. For a current offer amount, you can login to OAA at www.axa-equitable.com or call us at 1-866-638-0550.

Example 1:

Assume the contract owner is a 73-year old male. Further assume the GMDB benefit base is $101,200 and the contract account value is $60,500. The amount of the initial offer as stated in the contract owner’s offer letter is $17,552. Assume the contract owner accepts the offer 30 days later at which time the contract account value has decreased to $54,000. Further assume there are no changes to any other factors that affect the calculation of the offer amount. The amount of the offer would increase to $18,388.

Example 2:

Assume the contract owner is a 73-year old male. Further assume the GMDB benefit base is $101,200 and the contract account value is $60,500. The amount of the initial offer as stated in the contract owner’s offer letter is $17,552. Assume the contract owner accepts the offer 30 days later at which time the contract account value has increased to $66,000. Further assume there are no changes to any other factors that affect the calculation of the offer amount. The amount of the offer would decrease to $16,846.

Additional offer amount examples:

The following examples assume the contract owner is a 73-year old male.

Contract account value	GMDB benefit base	Offer amount
$100,000	$150,000	$24,903
$100,000	$160,000	$26,822
$100,000	$170,000	$29,913
$100,000	$180,000	$32,358
$100,000	$190,000	$34,966

$100,000	$200,000	$37,502
$100,000	$210,000	$39,657
$100,000	$220,000	$42,535
$100,000	$230,000	$44,754
$100,000	$240,000	$46,352
$100,000	$250,000	$49,038
$100,000	$260,000	$51,207
$100,000	$270,000	$52,834
$100,000	$280,000	$54,665
$100,000	$290,000	$56,519
$100,000	$300,000	$58,012

These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of projections. The results are for illustrative purposes and are not intended to represent your particular situation. Your offer amount may be higher or lower than the amounts shown.

If you accept this offer, the amount we add to your contract’s account value will be determined and added on the business day we receive your properly completed acceptance form. The amount will be allocated according to your current investment allocation instructions on file with us. If there are any policy transactions on the day we receive your acceptance form, the amount we add to your contract’s account value will be determined and added on the next business day. Note: For most contract owners, the offer amount will be less than the difference between the projected GMDB benefit base and the contract’s account value.

How can I evaluate this offer?

You must decide between keeping your GMDB or terminating your GMDB and accepting an increase in your contract’s account value. Your GMDB is equal to the greater of your Roll-up benefit base or your Annual Ratchet to Age 85 benefit base and is generally equal to the greater of:

a)	your contributions to this contract accumulated at the roll-up rate specified in your contract (to age 85), adjusted for withdrawals (including any applicable withdrawal charges); and

b)

if you have not taken a withdrawal, the Annual Ratchet to age 85 benefit base which is equal to the greater of: (i) your contributions to this contract; or (ii) your highest account value on any contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet). If you have taken a withdrawal, the Annual Ratchet to age 85 benefit base is reduced from the amount described above and is equal to the greater of either: (i) your GMDB benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal); or (ii) your highest account value on any contract date anniversary after the most recent withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

AXA Equitable guarantees that the GMDB will not be less than the GMDB benefit base. If your contract’s account value is less than the GMDB benefit base at the time a death claim is paid, the GMDB payable will be equal to the GMDB benefit base. For additional information about the GMDB, see the Appendix.

If you accept this offer, the standard death benefit will also terminate. The standard death benefit is equal to your total contributions to the contract adjusted for any withdrawals you make (including any applicable withdrawal charges) and any taxes that apply. For additional information about the standard death benefit, see the Appendix.

If you accept this offer your EEB will also terminate. The EEB provides an additional death benefit which is generally equal to a specified percentage of: the greater of: (i) your contract account value, or (ii) any applicable death benefit; and decreased by your total net contributions. For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis. Depending on the terms of your contract, the specified percentage is either 40% or 25%. For additional information about the EEB, see the Appendix.

If you do not accept our offer, no amount would be added to your contract’s account value and the GMDB (and EEB, if applicable) and standard death benefit would continue to apply. If you accept the offer, your GMDB (and EEB, if applicable) and your standard death benefit would terminate, and your contract’s account value would be increased. In the future, the amount payable to your beneficiaries would be equal to your contract’s account value, which could be less than your net contributions.

When you purchased your contract you made a determination that the GMDB (and EEB, if applicable) was important to you under your personal circumstances at that time. When considering this offer, you should consider whether you no longer need or want the GMDB (and EEB, if applicable) and the standard death benefit, given your personal circumstances today. You should also consider your specific contract account values (with and without the offer), your GMDB benefit base and the following factors:

•	Whether the increased contract account value available through the offer is more important to you than the current value of the GMDB provided by the current GMDB benefit base;

•

Whether you believe that your contract account value, with the addition provided by the offer, may increase (through market gains) relative to how the GMDB benefit base may increase such that the GMDB may become less valuable to you over time;

•

Whether you believe that your contract account value, with the addition provided by the offer, may decline (through market losses), stay the same, or increase slowly relative to how the GMDB benefit base would have increased such that the value of having the GMDB may become more valuable to your beneficiaries over time; and

•	Whether your need for income (or withdrawals) from this contract is more important to you than your need to leave a death benefit to your beneficiaries.

You should assess your own situation to decide whether to accept the offer. In considering the factors above, and any other factors you believe relevant, you may wish to consult with your beneficiaries, and your financial professional or other advisor. We cannot provide investment advice to you, including how to weigh any relevant factors for your particular situation. We cannot provide any advice regarding future contract account value, including whether investment options under your contract will experience market gains or losses.

How do I accept this offer?

An election form on which you can indicate your acceptance of this offer is included with this supplement. Please complete, sign and date the acceptance form and return it to us at the following address:

AXA Equitable Life Insurance Company

Retirement Services Solution

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

Or you may fax the acceptance form to us at 1-816-701-4960.

Would accepting this offer impact my automatic payment plans?

If you are enrolled in the dollar-for-dollar withdrawal service, your enrollment would terminate if you accept this offer. Systematic withdrawals and payments under the automatic required minimum distribution service would not be affected if you accept this offer. If you wish to enroll in automated withdrawal services, call us at 1-800-789-7771.

More information about this offer

If you accept this offer, you will receive an endorsement to your contract that terminates your GMDB, and EEB, if applicable, and replaces your standard death benefit with the return of account value death benefit.

You will not incur any fees or charges as a result of accepting this offer. All expenses we incur in connection with this offer, including legal, accounting and other fees and expenses, will be paid by us and have no effect on your contract regardless of whether or not you accept this offer.

You will not be subject to any current tax consequences if you accept this offer. The amount added to your contract will be treated like earnings for income tax purposes. The tax rules for withdrawals from and surrenders of the contract continue to apply. For additional information, see “Tax information” in your Prospectus.

The amount we add to your contract’s account value is not subject to any credit enhancements that may apply to your contract. Therefore, you will not receive any credit enhancements in connection with this offer.

A withdrawal charge will not apply to the amount we add to your contract’s account value. However, withdrawal charges may apply to your contributions depending on how long each contribution has been invested in your contract. A withdrawal charge may apply if: (i) you make one or more withdrawals during the contract year that, in total, exceed the free withdrawal amount (10% or 15% depending on the terms of your contract); or (ii) you surrender your contract to receive its cash value or apply your cash value to a non-life contingent payout option. For additional information, see “Withdrawal charge” in “Charges and expenses” in your Prospectus.

Your financial professional may receive payments that may provide an incentive in recommending whether or not you should accept this offer. For example, AXA Equitable, or its distributor, pays contribution-based compensation to the selling broker-dealer. The selling-broker dealer then determines the compensation paid to your financial professional, if any is payable under your particular contract. If your account value increases, the total dollar amount of ongoing annual compensation to your financial professional may increase. You should contact your financial professional for information about the compensation he or she receives. For additional information about compensation paid to your financial professional, see “Distribution of the contracts” in “More information” in your Prospectus.

Appendix

Guaranteed minimum death benefit base

The Guaranteed minimum death benefit base (hereinafter, in this section called your “benefit base”) is used to calculate the Guaranteed minimum death benefit, as described in this section. The benefit base for any enhanced death benefit will be calculated as described below. Your benefit base is not an account value or a cash value. See also “Guaranteed minimum death benefit” below.

Standard death benefit. Your benefit base is equal to:

•

your initial contribution and any additional contributions to the contract; less a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

6  1/2% (6%, or 5%, if applicable) Roll-Up to age 85 (used for the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit). Your benefit base is equal to:

•	your initial contribution and any additional contributions to the contract; plus

•	daily roll-up; less

•

a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” and the section entitled “Charges and expenses” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

The effective annual roll-up rate credited to this benefit base is:

•

6 1/2% (6%, or 5%, if applicable) with respect to the variable investment options (including amounts allocated to the account for special money market dollar cost averaging under Accumulator® PlusSM and Accumulator® SelectSM contracts but excluding all other amounts allocated to the EQ/Money Market variable investment option), and the account for special dollar cost averaging (under Accumulator® and Accumulator® EliteSM contracts only). Certain versions of the contracts also exclude amounts allocated to the EQ/Intermediate Government Bond variable investment option; the effective annual rate may be 4% in some states. Please see “State contract availability and/or variations of certain features and benefits” in your Prospectus to see what applies in your state; and

i

•

3% with respect to the EQ/Money Market variable investment option (certain versions of the contracts also include the EQ/Intermediate Government Bond variable investment option), the fixed maturity options, the guaranteed interest option and the loan reserve account under Rollover TSA (if applicable).

The benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

Please see “Our administrative procedures for calculating your Roll-Up benefit base following a transfer” in your Prospectus for more information about how we calculate your Roll-Up benefit base when you transfer account values between investment options with a higher Roll-Up rate (4-6.5%) and investment options with a lower Roll-Up rate (3%).

Annual Ratchet to age 85 (used for the Annual Ratchet to age 85 enhanced death benefit, the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Greater of 3% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit ). If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

•	your initial contribution to the contract (plus any additional contributions),

-or-

•

your highest account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet).

If you have taken a withdrawal from your contract, your benefit base will be reduced from the amount described above. See “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts. At any time after a withdrawal, your benefit base is equal to the greater of either:

•	your benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal),

-or-

•

your highest account value on any contract date anniversary after the date of the most recent withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

Greater of 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit. Your benefit base is equal to the greater of the benefit base computed for the 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary.

3% Roll-Up to age 85 (used for the Greater of 3% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit). Your benefit base is equal to:

•	your initial contribution and any additional contributions to the contract; plus

•	daily roll-up; less

•

a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” and the section entitled “Charges and expenses” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

The effective annual roll-up rate credited to the benefit base is 3%.

The benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

Greater of 3% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit. Your benefit base is equal to the greater of the benefit base computed for the 3% Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary.

Guaranteed minimum death benefit

Your contract provides a standard death benefit. The standard death benefit is equal to your total contributions, adjusted for any withdrawals (and any associated withdrawal charges, if applicable under your Accumulator® Series contract). Once your contract is issued, you may not change or voluntarily terminate your death benefit.

If you elect one of the enhanced death benefits , the death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your elected enhanced death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable under your Accumulator® Series contract), whichever provides the higher amount. See “Payment of death benefit” in your Prospectus for more information.

If you elect one of the enhanced death benefits and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the standard death benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” in your Prospectus for more information.

Earnings enhancement benefit (or Protection plusSM)

The Earnings enhancement benefit provides an additional death benefit as described below. Once you purchase the Earnings enhancement benefit you may not voluntarily terminate this feature.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information,” in your Prospectus for more information.

If the owner (or older joint owner, if applicable) is 70 or younger when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is 70 or younger when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 40% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions

For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis.

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) “Net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. “Net contributions” are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Accumulator® PlusSM contracts, credit amounts are not included in “net contributions”); and (ii) “Death benefit” is equal to the greater of the account value as of the date we receive satisfactory proof of death or any applicable Guaranteed minimum death benefit as of the date of death.

For Accumulator® PlusSM contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions

For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis.

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 × .40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. The benefit

v

will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See “Spousal continuation” in “Payment of death benefit” later in this Prospectus for more information.

Address your financial priorities today.

We are offering to increase your annuity account value. In return, your Guaranteed Minimum Death Benefit (GMDB), your standard death benefit and, if applicable, Earnings Enhancement Benefit (EEB), also known as Protection Plus, would be terminated.

A GMDB is a valuable feature which you chose when you purchased your AXA Equitable Accumulator variable annuity contract. You may have additionally elected an EEB. However, your priorities may have changed.

Whether this offer is valuable to you depends significantly on your individual situation. You must decide which is more important to you: a guaranteed death benefit or an increase to your annuity account value. Please read the enclosed prospectus supplement for important details on limitations and tax consequences.

1

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company. GE 68466 (5/12)

Guaranteed Minimum Death Benefit

and Earnings Enhancement Benefit Offer

1. Know the facts.

About your GMDB and EEB. When you chose the GMDB, you assured that your beneficiaries would receive a guaranteed minimum amount of money – independent of market declines. Also, you may have chosen the EEB, intended to increase the death benefit to your beneficiaries. Without the GMDB, standard death benefit and, if applicable, EEB, your beneficiaries would receive your annuity account value, the amount of which is not certain and changes due to market fluctuations.

How the offer works. If you accept this offer, AXA Equitable will increase your annuity account value,1 which may provide more income for you during your lifetime. At the same time, we will terminate your GMDB, your standard death benefit, and, if applicable, EEB and you will no longer be required to pay the annual charges for the GMDB and EEB.2 Bear in mind, you may not accept this offer in part – you can only accept the offer in its entirety.

If you accept, we will: (1) compute the actual amount to be added to your contract; (2) add that amount to your contract in accordance with your allocation instructions on file; (3) terminate your benefit(s) and send you an endorsement to your contract confirming that no guaranteed death benefit applies under your contract; (4) stop future deductions of the GMDB charge (and EEB charge, if applicable).

If your contract is subject to withdrawal charges, the withdrawal charges will remain unchanged and still apply as described in your contract. Please see the prospectus supplement for details.

[1]

Exact amounts will vary by contract holder and day. The exact amount will depend on your account value and current market conditions when we determine the amount to be added to your annuity contract value. For the current offer amount, call 1-800-XXX-XXXX.

If you accept our offer, the actual offer amount will be determined and added on the business day we receive the properly completed acceptance form. If there are any policy transactions on the day we receive your form, the offer amount will be calculated and added on the next business day.

[2]	Past GMDB and EEB charges will not be refunded. Any additional charges associated with these features included in other contract charges may remain unchanged.

2

Why are we making this offer? High market volatility, declines in the equity markets, and the low interest rate environment make continuing to provide these guaranteed benefits costly to us. Also, we understand that the opportunity to increase your annuity’s account value may now be more important to you.

How we determine the offer amount

The offer amount is based on an actuarial calculation of the value of your GMDB and EEB benefits. The calculation takes into account:

•	The owner/annuitant’s life expectancy

•	The current and projected annuity account value

•	The current and projected GMDB/EEB benefit

The offer amount will be the greater of the calculated actuarial value or two times the GMDB/EEB annual charge. The actuarial calculation and assumptions are based on large blocks of business. We do not consider any individual’s health, or their need of retirement income in making this offer. Each of our customers must determine whether this offer makes sense to them individually.

Note: The offer amount generally will be less than the difference between the annuity account value and the projected GMDB value.

2. Consider the offer.

You should carefully read all of the details of this offer to determine whether it makes sense for you. And, while no one but you can make the decision about what’s in your best interest, we strongly recommend that you discuss the offer with your financial and tax professionals.

Some questions you may wish to consider include:

•	Which is more important to you: receiving an increase to your annuity account value or maintaining your GMDB or EEB?

•	How long do you intend to keep your contract?

3

•	What is your current state of health?

•	How important is it that you leave a minimum death benefit from this contract to your beneficiaries?

•

What are the tax implications for you? The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, like other earnings, it will be taxed as ordinary income when withdrawn to the extent there is gain in your annuity (value in excess of your tax basis in your contract; for IRAs funded with pre-tax dollars, all withdrawals will be taxable).

3. Make your decision.

The GMDB and EEB are valuable features of your contract, and you should not give these up without careful consideration – particularly because you cannot reinstate these features once you accept this offer. On the other hand, the GMDB and EEB provide no annuity account value until your death, while the immediate increase to your account value available to you through this offer would give you potential for more income in the near term.

Please read all of the details of this offer to determine whether it makes sense for you. You should also discuss it with your financial and tax professionals to ensure you are fully informed about what’s best for you and your loved ones before you make a decision.

4

Important opportunity concerning your AXA Equitable Accumulator Annuity Acceptance must be received by [DATE] Contract Anniversary Date: [Month/Day] Contract Number: [#########]
October 3, 2012

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

We are writing to you about an important opportunity concerning your Accumulator variable annuity contract. When you purchased your Accumulator variable annuity, you chose the guaranteed minimum death benefit (GMDB) and the earnings enhancement benefit (EEB) with certain financial goals in mind. Today, your financial situation and priorities may have changed.

With this in mind, we are reaching out to you with an opportunity to increase your annuity account value so you can have access to more money now or increased income in the future. In return for accepting our offer, we will cancel your GMDB, standard death benefit and EEB – and you will no longer have to pay the annual charges for the GMDB and EEB.

Complete details of this offer are enclosed. To help you evaluate the offer, here are some details of your contract:

All figures are as of [Date].

▶	Offer Amount – Estimated Increase to Your Annuity Account Value	[$AMT]
	Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$AMT]
	Annual Charges You Paid for Your GMDB On your last contract anniversary	[$AMT]
	Earnings Enhancement Benefit (EEB)	[$AMT]
	Annual Charges You Paid for Your EEB On your last contract anniversary	[$AMT]
	Annuity Account Value	[$AMT]

If you accept this offer, you would no longer pay annual charges for the GMDB and EEB, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

The GMDB and EEB are valuable features of your contract that you cannot reinstate once you accept our offer. You should carefully consider the pros and cons of giving them up. Please review the enclosed information and visit the offer website at axa-equitable.com/GMDBoffer. You should consider discussing this offer with your financial professional who can help you make an informed decision.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided. We must receive this form by [DATE]. For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094	Form ######

AXA Equitable Accumulator GMDB and EEB	Offer Summary Comparison

	Keep the GMDB and EEB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB, Standard Death Benefit and EEB
Guaranteed Minimum Death Benefit[1]	Guaranteed: [$] as of [Date]	None Beneficiaries will receive the annuity account value of [$] as of [Date]
Earnings Enhancement Benefit[2]	[$] as of [Date]
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	None	[$] as of [Date] The exact amount added to your account will be determined on the date we receive your acceptance.
For a more current estimate, call 866-638-0550 or visit axa-equitable.com/GMDBoffer
Annual Charges You Paid for Your GMDB	[$] Amount you paid for your GMDB on your last contract anniversary date	None
Annual Charges You Paid for Your EEB	[$] Amount you paid for your EEB on your last contract anniversary date	None

[1]

The GMDB will be determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

[2]	The EEB will be 40%/25% of the greater of the account value or any applicable death benefit, decreased by total net contributions and withdrawals.

Detach here and return completed form in enclosed envelope, or fax this form to 816-701-4960.

Acceptance Form	Mr. S. Jones, Contract Number [#########] This form must be received by [DATE]	☐ Yes. I received advicefrom my financial professional.

☐  I accept the offer to cancel my GMDB, standard death benefit and EEB, and increase my annuity account value.

      By signing below I acknowledge and understand:

•	The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.
•	The annual GMDB and EEB charges will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
•	I acknowledge that this amount fluctuates daily.
•

I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.

•	I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date	Joint Contract Owner/Authorized Signer Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Important opportunity concerning your AXA Equitable Accumulator Annuity Acceptance must be received by [DATE] Contract Anniversary Date: [Month/Day] Contract Number: [#########]

October 3, 2012

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

We are writing to you about an important opportunity concerning your Accumulator variable annuity contract. When you purchased your Accumulator variable annuity, you chose the guaranteed minimum death benefit (GMDB) with certain financial goals in mind. Today, your financial situation and priorities may have changed.

With this in mind, we are reaching out to you with an opportunity to increase your annuity account value so you can have access to more money now or increased income in the future. In return for accepting our offer, we will cancel your GMDB and your standard death benefit and you will no longer have to pay the annual charges for the GMDB.

Complete details of this offer are enclosed. To help you evaluate the offer, here are some details of your contract:

All figures are as of [Date].

▶	Offer Amount – Estimated Increase to Your Annuity Account Value	[$AMT]
	Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$AMT]
	Annual Charges You Paid for Your GMDB On your last contract anniversary	[$AMT]
	Annuity Account Value	[$AMT]

If you accept this offer, you would no longer pay annual charges for the GMDB, and your beneficiaries would receive the annuity account value as a death benefit with no minimum guarantee.

The GMDB is a valuable feature of your contract that you cannot reinstate once you accept our offer. You should carefully consider the pros and cons of giving it up. Please review the enclosed information and visit the offer website at axa-equitable.com/GMDBoffer. You should consider discussing this offer with your financial professional who can help you make an informed decision.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided. We must receive this form by [DATE]. For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094	Form ######

AXA Equitable Accumulator GMDB	Offer Summary Comparison

	Keep the GMDB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB and Standard Death Benefit
Guaranteed Minimum Death Benefit*	Guaranteed: [$] as of [Date]	None Beneficiaries will receive the annuity account value of [$] as of [Date]
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	None	[$] as of [Date] The exact amount added to your account will be determined on the date we receive your acceptance.
For a more current estimate, call 866-638-0550 or visit axa-equitable.com/GMDBoffer
Annual Charges You Paid for Your GMDB	[$] Amount you paid for your GMDB on your last contract anniversary date.	None

*	GMDB determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

Detach here and return completed form in enclosed envelope, or fax this form to 816-701-4960.

Acceptance Form	Mr. S. Jones, Contract Number [#########] This form must be received by [DATE]	☐ Yes. I received advice from my financial professional.

☐  I accept the offer to cancel my GMDB and standard death benefit and increase my annuity account value.

      By signing below I acknowledge and understand:

•	The death benefit under my contract will be the annuity account value with no guaranteed minimum.
•	The annual GMDB charge will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
•	I acknowledge that this amount fluctuates daily.
•

I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.

•	I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date	Joint Contract Owner/Authorized Signer Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.